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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EMAK Worldwide, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

294724 10 9

(CUSIP Number)

Donald A. Kurz
9785 Drake Lane
Beverly Hills, CA 90210

with a copy to:

Kenneth A. Lefkowitz
c/o Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No. 294724 10 9                                                                                      Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Donald A. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,696,858(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,696,858(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,858(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.32%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 1,953 shares held by the Equity Marketing, Inc. 401(k) Plan Trust and 187,500 shares issuable within 60 days of November 1, 2005 upon exercise of options to purchase Common Stock.
(2)

Mr. Kurz and Crown EMAK Partners, LLC (formerly known as Crown Acquisition Partners, LLC) (“Crown”) entered into that certain Voting and Irrevocable Proxy Agreement dated as of March 29, 2000, as amended (the “Voting Agreement”), pursuant to which Crown may be deemed to have shared voting power over the shares of Common Stock (“Common Stock”) of EMAK Worldwide, Inc. (the “Company”) beneficially owned by Mr. Kurz, as described more fully in the Schedule 13D filed on April 6, 2000 to which this statement is an amendment. The deemed shared voting power relates to Mr. Kurz’s agreement to vote in favor of two of Crown’s nominees to the Board of Directors of the Company if Crown is not otherwise able to elect two directors.

(3)

Based on 5,787,379 shares of Common Stock outstanding as of June 30, 2005, as reported by the Company on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 15, 2005.

 CUSIP No. 294724 10 9                                                                                      Page 3 of 5

This Amendment No. 3 amends the Schedule 13D filed by Mr. Kurz with the Securities and Exchange Commission on April 6, 2000, as amended on August 21, 2001 and March 29, 2002 (the “Schedule 13D”). All terms used, but not defined, in this Amendment No. 3 are as defined in the Schedule 13D.

Item 2(b) and 2(c) of the Schedule 13D are amended and supplemented as follows:

Item 2.                   Identity and Background

(b)	Address of Principal Business Office or, if none, Residence
Principal Business Office:
9785 Drake Lane
Beverly Hills, CA 90210

(c)	Present Principal Occupation
Business Consultant

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.                   Purpose of the Transaction

Mr. Kurz intends to evaluate and review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities and financial markets, and general economic and industry conditions, and may engage in communications with one or more shareholders or directors of the Issuer, or others, regarding the Issuer, including but not limited to its operations and strategic alternatives. Based on such evaluation, review, communication and other factors, Mr. Kurz may consider various courses of action and will take such actions with respect to the Issuer as he deems appropriate in light of the circumstances from time to time. Such actions may include seeking to acquire control of the Issuer through a merger, tender offer or otherwise, recommending to one or more shareholders or directors of the Issuer, or others, a sale of control of the Issuer to a third party, making recommendations to one or more shareholders or directors of the Issuer, or others, concerning other matters relating to the operations or strategic alternatives of the Issuer, seeking representation on or control of the board of directors of the Issuer through a solicitation of proxies or otherwise, seeking to influence the operations or strategic alternatives of the Issuer through a solicitation of proxies, or taking such other actions as Mr. Kurz may deem appropriate in light of the circumstances from time to time. Mr. Kurz may, in connection with any of the foregoing or otherwise, and from time to time, purchase additional Common Stock or other securities of the Issuer or sell all or a portion of the Common Stock or other securities of the Issuer held by him in the open market or in privately negotiated transactions to one or more purchasers.

 CUSIP No. 294724 10 9                                                                                      Page 4 of 5

Except to the extent the foregoing may be deemed a plan or proposal, Mr. Kurz has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Mr. Kurz may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and implement plans or proposals with respect to the foregoing.

Item 5(a) and 5(b) of the Schedule 13D are amended and supplemented as follows:

Item 5.                    Interest in Securities of the Issuer

(a)	(i)	Amount Beneficially Owned by the Reporting Person:	1,696,858(1)
	(ii)	Percent of Class:	29.32%(2)

(b)	Number of shares as to which the Reporting Person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	1,696,858(1)(3)
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	1,696,858(1)(3)

_____________________
(1)	Includes 1,953 shares held by the Equity Marketing, Inc. 401(k) Plan Trust and 187,500 shares issuable within 60 days of November 1, 2005 upon exercise of options to purchase Common Stock.
(2)

Based on 5,787,379 shares of Common Stock outstanding as of June 30, 2005, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed with the Securities and Exchange Commission on August 15, 2005.

(3)

Pursuant to the Voting Agreement, Crown may be deemed to have shared voting power over the shares of Common Stock beneficially owned by Mr. Kurz, as described more fully in the Schedule 13D. The deemed shared voting power relates to Mr. Kurz’s agreement to vote in favor of two of Crown’s nominees to the Board of Directors of the Issuer if Crown is not otherwise able to elect two directors.

 CUSIP No. 294724 10 9                                                                                      Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2005	/s/ Donald A. Kurz
Signature

Donald A. Kurz
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)